Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-221738

PROSPECTUS SUPPLEMENT

(To Joint Proxy Statement/Prospectus dated January 5, 2018)

Updated Information

Relating to

Offer of Modified Conversion Consideration

and Solicitation of Consents

Relating to CalAtlantic Group, Inc.

1.625% Convertible Senior Notes due 2018

(CUSIP No. 783764AQ6)

On February 21, 2018, Lennar Corporation (“Lennar”) distributed a Prospectus Supplement (the “February 21 Prospectus Supplement”) relating to an offer to holders of 1.625% convertible senior notes due 2018 (“Notes”) of CalAtlantic Group, Inc. (“CalAtlantic”), the successor by merger to The Ryland Group, Inc., of the opportunity to elect to receive Modified Conversion Consideration (consisting of 79.60% Lennar Class A and Class B common stock and 20.40% cash at $48.26 per full share of former CalAtlantic common stock) upon delivery of Notes for conversion between 11:59 p.m. New York City time on February 12, 2018 and 5:00 p.m. New York City time on March 29, 2018 (the “Fundamental Change Period”), instead of the type of consideration called for in the Supplemental Indenture by which the Notes are governed (the “Supplemental Indenture”).

In addition to having the right to convert their Notes into the Modified Conversion Consideration during the Fundamental Change Period, holders of Notes have the right to convert their notes into the consideration called for in the Supplemental Indenture (which, until 5:00 p.m. New York City time on March 29, 2018, will benefit from a Make-Whole Adjustment) and, until 5:00 p.m. New York City time on March 29, 2018, they will have the right to require CalAtlantic to repurchase their Notes on March 30, 2018, for 100% of their principal amount, plus accrued but unpaid interest to, but not including, March 30, 2018.

The value of the Modified Conversion Consideration, and the way it compares with other options available to holders of Notes during the Fundamental Change Period (i.e., the period when holders can elect to receive the Modified Conversion Consideration), depends on the value of the Lennar Class A common stock and Class B common stock that will be included in the Modified Conversion Consideration.

The February 21 Prospectus Supplement included information about the last sale prices of Lennar Class A and Class B common stock reported on the New York Stock Exchange on February 12, 2018, and a comparison of the value of the Modified Conversion Consideration based on those last sale prices with the other options available to holders of Notes. However, the February 21 Prospectus Supplement noted that the price of Lennar Class A and Class B common stock changes every trading day. The purpose of this Prospectus Supplement is to provide updated information about the market price of Lennar Class A and Class B common stock and to compare the value of the Modified Conversion Consideration Lennar is offering, based on that updated information, with that of the other options available to holders of Notes.

On March 22, 2018, the last sale price of Lennar Class A common stock reported on the NYSE was $58.68 per share and the last sale price of Lennar Class B common stock reported on the NYSE was $47.49 per share.

The following is the value with regard to $1,000 principal amount of Notes if during the Fundamental Change Period, the holder (a) converts them into $48.26 per share in cash (at the conversion rate of 32.0018 former CalAtlantic shares per $1,000 principal amount, which gives effect to the temporary Make-Whole Adjustment), (b) converts them into the Modified Conversion Consideration (at the conversion rate giving effect to the temporary Make-Whole Adjustment and valuing Lennar Class A and Class B common stock at the last reported sale prices on March 22, 2018) or (c) requires CalAtlantic to purchase them for 100% of their principal amount plus accrued but unpaid interest to, but not including, March 30, 2018:

Noteholder Action	Value per $1,000 principal amount
Convert Notes into $48.26 per former CalAtlantic share in cash (1)	$1,544.41
Convert Notes into the Modified Conversion Consideration (1)(2)	1,659.44
Require purchase of Notes for 100% of principal plus accrued interest	1,006.09

(1)	At conversion rate, giving effect to Make-Whole Adjustment, of 32.0018 former CalAtlantic shares per $1,000 principal amount.
(2)	Based upon March 22, 2018 last reported sale prices of $58.68 per share of Lennar Class A common stock and $47.49 per share of Lennar Class B common stock.

The price of Lennar Class A and Class B common stock changes every trading day. Depending on the price of Lennar Class A and Class B common stock, the value of the Modified Conversion Consideration may at any point in time be higher or lower than what is shown above.

The Lennar shares that will be issued upon conversion of Notes have been registered under the Securities Act of 1933, as amended, in Registration Statement File No. 333-221738. That Registration Statement contains a Joint Proxy Statement/Prospectus that contains information about Lennar and the transaction by which Lennar acquired CalAtlantic. In addition, the February 21 Prospectus Supplement contains a description of Lennar’s offer of Modified Conversion Consideration and information about alternatives that are available to holders of Notes. You are urged to read the Proxy Statement/Prospectus and the February 21 Prospectus Supplement, because they contain important information. You can obtain a copy of the Joint Proxy Statement/Prospectus and the February 21 Prospectus Supplement free on the SEC’s website, www.sec.gov, or Lennar’s website, www.lennar.com. You can also obtain copies without charge from the Conversion Agent named in the February 21 Prospectus Supplement.

Neither the Securities and Exchange Commission nor any other federal or state governmental agency has approved or disapproved the offer of Modified Conversion Consideration or the securities that are being offered in connection with it, or determined whether this Prospectus Supplement is accurate or complete. Any representation to the contrary would be a criminal offense.

The date of this Prospectus Supplement is March 22, 2018